Exhibit 99.2

COMPANY PRESENTATION NASDAQ: YDDL JANUARY 202 6 ONE AND ONE GREEN TECHNOLOGIES. INC

2 FORWARD - LOOKING STATEMENTS This presentation and the prospectus contain forward - looking statements that reflect our current expectations and views of future events . Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward - looking statements . You can identify some of these forward - looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions . We have based these forward - looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs . These forward - looking statements include statements relating to our goals and strategies ; our future business development, financial condition and results of operations ; our expectations regarding demand for and market acceptance of our products and services ; our expectations regarding our customers ; our plans to invest in our products and services ; competition in our industry ; the government of the Philippines may issue additional licenses to the Company‘s competitors which may create additional competitive pressures on the Company’s operations and materially affect its operational outcomes , and relevant government policies and regulations relating to our industry . These forward - looking statements involve various risks and uncertainties . Although we believe that our expectations expressed in these forward - looking statements are reasonable, our expectations may later be found to be incorrect . The forward - looking statements made in this presentation relate only to events or information as of the date on which the statements are made in this presentation . Except as required by law, we undertake no obligation to update or revise publicly any forward - looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events . You should thoroughly read this presentation and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect . We qualify all of our forward - looking statements by these cautionary statements . This presentation includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties containing information regarding the waste materials and scrap metal recycling services industry . Industry publications and third - party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information . Statistical data in these publications also include projections based on a number of assumptions . While we believe these industry publications and third - party research, surveys and studies are reliable, you are cautioned not to give undue weight to this information . In addition, the new and rapidly changing nature of the waste materials and scrap metal recycling services industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry . Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions . You should not place undue reliance on these forward - looking statements . None of the Company or any of its affiliates, advisers or representatives or the underwriters make any undertaking to update any such information subsequent to the date hereof . Note : Refer to the offering documents for further risks and disclosures . There is no guarantee that any specific outcome will be achieved . Investments may be speculative and illiquid, and there is a risk of loss .

BUSINESS GROWTH STRATEGIES INVESTMENT HIGHLIGHTS INDUSTRY FINANCIALS LEADERSHIP

EXECUTIVE SUMMARY

PURE-PLAY ASIA- PACIFIC RECYCLER

The only NASDAQ-listed recycling company focused exclusively on the Philippines/ASEAN market, providing direct exposure to the world's fastest-growing recycling region.

REGULATORY MOAT: GOVERNMENT LICENSE

Currently, One and One is the only company that holds a Philippine government license to import and process hazardous electronic waste and operates with such license in the market.

VAST GROWTH RUNWAY

Current actual processing volume (~25,000 tons/year) is only a fraction of capacity. Existing infrastructure allows scaling up toward 300,000 tons/year design capacity (w/ permits up to 1M+ tons/year).

*GLOBAL COPPER DEFICIT EMERGING

ICSG forecasts a 150,000-ton refined copper deficit in 2026, supporting strong pricing and demand for secondary (recycled) copper suppliers.

**THE PHILIPPINES ADVANTAGE

The Philippines' $43B+ construction market (6.7% CAGR) & the booming regional manufacturing market is fueling local metals demand, while ESG investment increasingly favors recyclers and sustainability plays.

STRONG FINANCIAL PERFORMANCE

H1 2025 (unaudited) revenue $28.1 M (+50.7% YoY) with net income $3.8 M (+59.5% YoY) and gross margin ~25.3% (expanded +341 bps). YDDL is growing rapidly and profitably.

CLEAN BALANCE SHEET

Debt-free with ~$25 M shareholders' equity post-IPO. This financial strength provides flexibility for expansion while many industry peers carry significant leverage (see our peer analysis on p.14)

*Reuters, "Slower production growth will push copper market to deficit in 2026, says ICSG," October 8, 2025. Available at: https://www.reuters.com/business/slower-production-growth-will-push-copper-market-deficit-2026-says-icsg-2025-10-08/

**Mordor Intelligence, "Philippines Construction Market Size, Share & 2030 Growth Trends Report," 2025. Available at: https://www.mordorintelligence.com/industry-reports/philippines-construction-market

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LEADERSHIP FINANCIALS INDUSTRY INVESTMENT HIGHLIGHTS GROWTH STRATEGIES BUSINESS 4 Financial Snapshot All figures in US$ millions San Rafael, Philippines Headquarters: 91 Employees: 3 Facilities: Approx. 300,000 tons Capacity (Annual): US$28.1M Revenue (1H25 unaudited): OUR BUSINESS We are a waste materials and scrap metal recycling company based in the Philippines . Our capabilities include an annual design processing capacity of ~ 300 , 000 tons and a government - issued hazardous waste import license (Basel Convention compliant) allowing us to import e - waste and scrap as raw materials . We process electronic waste, metal scrap, and industrial waste into reusable materials . Final products include copper alloy ingots, aluminum scraps, plastic beads, rubber beads, and other recycled outputs . We provide economical, flexible recycling solutions to deal with the challenges of electronic waste, metal scrap and industrial recycling . Products & Servic es By offering lower - cost recycled material processing, we contribute to environmental sustainability and position ourselves as a modern, specialized recycling company . Our process helps reduce landfill waste and pollution while supplying recycled raw materials to industrial customers . Committed to Sustainability By the Numbers As of June 30, 2025 41.3 53.5 8.8 10.6 0 10 20 30 40 50 60 FY 2023 FY 2024 Net Revenue Gross Profit 18.7 28.1 4.1 7.1 0 5 10 15 20 25 30 6M 2024 6M 2025 Net Revenue Gross Profit Net Revenue and Gross Profit: FY 2023 vs. FY 2024 (Audited) Unaudited Net Revenue and Gross Profit: 6 Months Ended June 30, 2024 vs. 2025

LEADERSHIP FINANCIALS INDUSTRY INVESTMENT HIGHLIGHTS GROWTH STRATEGIES BUSINESS 5 OUR WASTE RECYCLING PROCESS: Overview & Initial Processing PROCESS OVERVIEW 1 Waste Collection & Storage 2 Manual Classification 3 Material Processing 4 Final Products MATERIAL CATEGORIES PCB & Wire (E - material): On standby for processing Mixed metals: Copper, zinc, aluminum, iron, steel Plastic & rubber: For water separation Disposable waste: For incineration INITIAL PROCESSING STAGES Stage 1: Crushing • E - materials and mixed metals → Vertical compound crusher • Materials broken down into smaller pieces • Increases surface area for better separation Stage 2: Magnetic Separation • Crushed materials → Eddy current separator • Iron scraps separated and collected for sale • Remaining: copper, aluminum, steel, zinc COLLECTION & STORAGE • Household and industrial waste is collected, transported to storage yards, and manually classified into categories based on composition and recyclability potential.

BUSINESS GROWTH STRATEGIES INVESTMENT HIGHLIGHTS INDUSTRY FINANCIALS LEADERSHIP

OUR WASTE RECYCLING PROCESS: Advanced Processing & Final Products

ADVANCED PROCESSING STAGES

Stage 3: Floating Separation
- Mixed metals (2nd iteration) → Floating separation system
- Aluminum scraps collected and separated
- Remaining: copper, steel, zinc (3rd iteration)

Stage 4: Color Sorting
- Mixed metals (3rd iteration) → Color sorter
- Copper retained for smelting
- Zinc and steel sorted out for polishing

Stage 5: Smelting
- Copper crush → Smelting furnace
- Melting and casting produces copper ingots
- Ingots placed in open-air yard for cooling

Stage 6: Plastic & Rubber Processing
- Materials → Water separation system ("cutting machine")
- Separation based on density differences
- Produces plastic beads and rubber beads

FINAL PRODUCTS

Metal Products
- Copper ingots
- Iron scraps
- Aluminum scraps
- Steel scraps
- Zinc scraps

Non-Metal Products
- Plastic beads
- Rubber beads

ADDITIONAL PROCESSING

Metal Finishing
Iron, aluminum, steel, and zinc scraps undergo a polishing process to remove the oxide layer on the surface before being stored in the warehouse.

Environmental & Economic Benefits
- Reduces landfill waste and pollution
- Conserves natural resources
- Creates valuable materials for manufacturing

Disposable Waste: Materials with no further use are selected by workers and disposed of by incineration

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BUSINESS GROWTH STRATEGIES INVESTMENT HIGHLIGHTS INDUSTRY FINANCIALS LEADERSHIP

INTENDED GROWTH STRATEGIES

STRENGTHEN CUSTOMER RELATIONSHIPS

Deepen engagement with existing customers and recycling agents. Provide more value-add products and services to increase loyalty. Mitigate customer concentration risk by acquiring new customers (e.g. via industry exhibitions and networking).

EXTEND PRODUCTION CAPABILITIES

Enhance production by adopting advanced processing techniques. For example, develop methods to isolate precious metals (gold, silver, palladium, rhodium) from our copper products to add new revenue streams.

REDUCE TRANSPORTATION COSTS

Acquire a bulk carrier terminal and set up a new manufacturing facility nearby. Replace container shipping with bulk carriers to save on transportation costs and achieve economies of scale. Projected cost reduction of ~USD $5 million annually for every 100,000 tons shipped.

DEVELOP OVERSEAS MARKETS

Expand into SE Asia, S. Korea, Japan, and other int'l markets. Provide tailor-made product specifications for overseas customers. Utilize our advanced tech & license advantages to compete abroad and build an international business development team familiar with local regulations, languages and business practices.

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BUSINESS GROWTH STRATEGIES **INVESTMENT HIGHLIGHTS** INDUSTRY FINANCIALS LEADERSHIP

OUR COMPETITIVE ADVANTAGE

EXPERIENCED & VISIONARY MANAGEMENT

- Decades of combined experience in the resource recycling industry
- Strong network of suppliers and customers
- Deep knowledge of local and international regulations
- Excellent business judgment, execution power, and forward-looking perspective on industry trends

MARKET ADVANTAGE

- Our eco-friendly technology distinguishes us from competitors & our process efficiency reduces contamination
- Capable of producing ingots from copper and metal scraps for reintegration into the economy
- Competing technologies, like table concentrators, fail to prevent pollution in final processing stages

DIVERSE SUPPLY & COST ADVANTAGES

- Diverse Sources: Contracts with major metal waste suppliers and industry agents
- Competitive Pricing: Secure materials at competitive prices
- Enhanced Profit Margins: Advantageous cost structure enhances profit margins on final products

STABLE MARKET DEMAND

- Stable demand for copper and aluminum recycling
- Industry resilience to economic recessions and demand fluctuations
- Economic downturns and insufficient demand have little effect on the business
- Reputation and intrinsic demand reduce the need for significant marketing investments

REGULATORY COMPLIANCE MOAT

- Holds various permits/licenses to comply with Philippine laws and regulations, secured thanks to our sustainable, environmentally friendly processes
- We benefit from being fully authorized by the government to process hazardous wastes under the framework of The Basel Convention: A Global Solution for Controlling Hazardous Wastes.

REGIONAL PRESENCE & GLOBAL EXPANSION PLANS

- We aim to establish large-scale operations to leverage economies of scale and enhance efficiency
- Japan License: We plan to acquire a license for importing hazardous waste from Japan in FY2026
- Although we already import materials from Europe and the United States when market conditions are favorable, we are also planning to increase sourcing from these regions to establish a more stable and reliable supply chain.

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LEADERSHIP FINANCIALS INDUSTRY INVESTMENT HIGHLIGHTS GROWTH STRATEGIES BUSINESS 9 9 0 50 100 150 200 2025 2026 2027 2028 2029 2030 $USD Billions Recycled Copper Copper Scrap e-Waste Recycling e-Waste Management Aluminum Scrap Recycling Metal Recycling GLOBAL RECYCLING MARKET OVERVIEW The global recycling industry is experiencing robust growth driven by sustainability initiatives, regulatory pressures, and the transition to a circular economy. Multiple market segments directly relevant to YDDL are expanding rapidly. MARKET SIZE & GROWTH PROJECTIONS* ASIA PACIFIC MARKET DOMINANCE** Asia - Pacific is the dominant force in global recycling, driven by rapid industrialization and increasing environmental awareness. ~ 49 % ASIA - PACIFIC’S GLOBAL MARKET SHARE (RECYCLED COPPER) ~ 47 % ASIA - PACIFIC’S GLOBAL MARKET SHARE (E - WASTE MANAGEMENT) ~ 60 % ASIA - PACIFIC’S GLOBAL MARKET SHARE (ALUMINUM SCRAP) THE CHINA FACTOR: ACCTS FOR 58% OF GLOBAL COPPER CONSUMPTION & PLANS TO RECYCLE 15M TONS OF ALUMINUM ANNUALLY BY 2027 &UHDWHGE\FUHDFXDWUR IURP1RXQ3URMHFW KEY INDUSTRY DRIVERS Governments and corporations worldwide are embracing circular economy principles, with recycled metals playing a central role . The EU's Circular Economy Action Plan targets 70 % recycling rate by 2030 . CIRCULAR ECONOMY TRANSITION*** &UHDWHGE\$5,3$787'$68., IURP1RXQ3URMHFW Recycling aluminum requires only 5 % of the energy needed for primary production . Copper recycling saves 85 - 90 % of energy versus mining . This creates compelling economics and environmental benefits . ENERGY EFFICIENCY Global e - waste reached 62 million tonnes in 2022 (up 82 % from 2010 ) and is projected to hit 82 million tonnes by 2030 . Only 22 . 3 % is currently recycled, representing a massive opportunity . E - WASTE EXPLOSION**** Electric vehicles and renewable energy infrastructure require vast amounts of copper and aluminum . Copper demand for EVs alone is expected to drive significant scrap demand through 2030 . EV & RENEWABLE ENERGY DEMAND Studies show 70 % of consumers prefer companies with environmentally responsible practices . ESG - focused capital flows are increasingly directed toward recycling and sustainability sectors . ESG INVESTOR PRESSURE Geopolitical tensions and supply disruptions have highlighted the importance of secondary (recycled) material sources . The International Copper Study Group projects refined copper market deficit in 2026 . SUPPLY CHAIN SECURITY &UHDWHGE\JUDYLVLR IURP1RXQ3URMHFW &UHDWHGE\$QGUH%XDQG IURPWKH1RXQ3URMHFW &UHDWHGE\(YJHQ\7DUDVHQNR IURP1RXQ3URMHFW &UHDWHGE\;DUD3XWUL IURP1RXQ3URMHFW &UHDWHGE\<XQLDUWL3DKOHYLH IURP1RXQ3URMHFW YDDL is well positioned to capitalize on the growth of multiple industries: * United Nations Institute for Training and Research (UNITAR) and International Telecommunication Union (ITU), "The Global E - waste Monitor 2024”. Available at: https ://ewastemonitor.info/the - global - e - waste - monitor - 2024/ ** ScienceDirect study - "The impact of China's import ban on global copper scrap flow network”, China Ministry of Industry and Inf ormation Technology (MIIT), "Plan for High - Quality Development of Aluminum Industry through 2027" (March 2025) *** European Commission, "Packaging recycling targets in the European Union (EU - 27) in 2025 and 2030," Official EU Directive. Availa ble at: https://www.europarl.europa.eu/topics/en/article/20170120STO59356/the - circular - economy - package - new - eu - targets - for - recycling **** Global E - waste Statistics Partnership

BUSINESS GROWTH STRATEGIES INVESTMENT HIGHLIGHTS INDUSTRY FINANCIALS LEADERSHIP

MARKET TAILWINDS: STRUCTURAL COPPER SUPPLY DEFICIT EMERGING

The International Copper Study Group (ICSG) has dramatically revised its copper market outlook, projecting a shift from surplus to structural deficit that creates favorable conditions for secondary copper suppliers like YDDL.

KEY ICSG FINDINGS (OCTOBER 2025)*

METRIC	OUTLOOK
2025 Market Balance	Surplus of 178,000 tons (down from 289,000 expected)
2026 Market Balance	**DEFICIT of 150,000 tons**
Mine Production Growth 2025	1.4% (down from 2.3% forecast)
Refined Output Growth 2026	Only 0.9% (constrained by concentrates)
Secondary Copper Growth 2026	**+6% (from scrap recycling)**

- **STRUCTURAL CONSTRAINT:** Mine disruptions at Grasberg (Indonesia), Kamoa (DRC), and other Tier-1 mines have forced the ICSG to cut growth forecasts
- **SCRAP VALUE RISING:** As primary supply tightens, recycled copper becomes strategically more valuable.
- **PRICE SUPPORT:** LME copper recently hit $11,094/ton (near 16-month highs) on these supply concerns.
- **SECONDARY PRODUCTION ADVANTAGE:** ICSG expects 6% growth in recycled copper production vs. only 0.9% primary growth in 2026

*ICSG October 2025 Report



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LEADERSHIP FINANCIALS INDUSTRY INVESTMENT HIGH LIGHTS GROWTH STRATEGIES BUSINESS 11 MARKET TAILWINDS: THE ASIA - PACIFIC COPPER CONSUMPTION POWERHOUSE Asia - Pacific represents the epicenter of global copper demand, and YDDL's Philippines location positions it at the heart of this growth. 136.16 213.8 0 50 100 150 200 250 2025 2034 Billions 5.3 % CAGR ~ 56 % ASIA - PACIFIC’S GLOBAL MARKET SHARE (COPPER CONSUMPTION) ~ 58 % CHINA’S GLOBAL MARKET SHARE (REFINED COPPER CONSUMPTION) ~13.9 million metric tons ASIA - PACIFIC COPPER MARKET SIZE * REGIONAL GROWTH DRIVERS &UHDWHGE\/HRQDUGR+HQULTXH0DUWLQL IURP1RXQ3URMHFW India's copper import needs expected to rise from 100 , 000 tons (2025) to 350 , 000 tons (2030) INDIA INFRASTRUCTURE BOOM Asia expected to account for 50% + of global copper usage by 2025 S.E. ASIA URBANIZATION &UHDWHGE\GL\DKIDULGD IURP1RXQ3URMHFW Southeast Asia persists as a dominant force in global manufacturing and an essential destination for diversification worldwide . KEY MANUFACTURING HUB &UHDWHGE\/XOLV'LDQ53 IURP1RXQ3URMHFW By 2030 , EVs are expected to comprise one - quarter of all vehicle sales across the region . STRONG EV ADOPTION &UHDWHGE\%DLOH\ IURP1RXQ3URMHFW * Precedence Research Report, August 4, 2025, available at https:// www.precedenceresearch.com /copper - market

LEADERSHIP FINANCIALS INDUSTRY INVESTMENT HIGH LIGHTS GROWTH STRATEGIES BUSINESS 12 MARKET TAILWINDS: THE PHILIPPINES INFRASTRUCTURE SUPER - CYCLE The Philippines construction sector is experiencing unprecedented growth, creating strong local demand for recycled metals. YDDL is uniquely positioned to serve this expanding market. DATA METRIC $43.44 billion 2025 Market Size $60.05 billion 2030 Projection 6.69% CAGR (2025 - 2030) 7.7% (up from 6.8% in 2024) Construction GDP Share (H1 2025) 5.8% of GDP in capital releases BBM Infrastructure Program $162 billion in opportunities PPP Pipeline Value $147 billion (transport corridors focus) BBM Flagship Project List 207 projects worth PHP 10.2 trillion ($176.7B) Infrastructure Flagship Projects PHILIPPINES CONSTRUCTION MARKET OVERVIEW * MAJOR GOVERNMENT INVESTMENT PROGRAMS o TRANSPORT INFRASTRUCTURE (2025) PHP 861.2 billion ($14.9 billion) o WATER INFRASTRUCTURE (2025): PHP 257.1 billion ($4.5 billion) o HOUSING PROGRAM: Demand for 1M housing units annually under 4PH program o LUZON ECONOMIC CORRIDOR: $100B in committed foreign investment THE RENEWABLE ENERGY TRANSITION The Philippines is targeting aggressive renewable energy expansion, which is highly copper - intensive: 0% 10% 20% 30% 40% 50% 60% 2023 2030 TARGET 2040 TARGET 14GW CAPACITY (by 2030) 11.7% OF PWR OUTPUT (Up from 3.1% in 2024) * Mordor Intelligence "Philippines Construction Market Size, Share & 2030 Growth Trends Report" (August 2025) https://www.mordorintelligence.com/industry - reports/philippines - construction - market

BUSINESS GROWTH STRATEGIES INVESTMENT HIGHLIGHTS **INDUSTRY** FINANCIALS LEADERSHIP

COMPETITIVE LANDSCAPE

MARKET STRUCTURE

Highly diversified; low concentration with few dominant players. Many smaller enterprises lack advanced technology, sufficient financing, or R&D capabilities.

As demand for recycled metal grows, more small enterprises are expected to enter the industry, and the major companies are expected to expand their influence and increase their market share in the approaching years.

MARKET TRENDS

Urbanization & Infrastructure

Growing population and infrastructure development are driving metals demand in construction and consumer goods.

Sustainability Awareness

Rising awareness and government regulations support recycled metal use to reduce carbon footprint.

Auto Sector Growth

Increasing need for recycled metals (aluminum, copper) in vehicle manufacturing (including EVs) for car bodies, batteries, and components.

KEY CHALLENGES

Limited formal collection systems for scrap/e-waste; few companies can handle complex e-waste recycling. Strict environmental oversight is pressuring non-compliant operators, **which could thin out weaker competitors.**

OUR COMPETITIVE ADVANTAGE

Having proper legal certificates and licenses (ECC, Permit to Operate, discharge permits) and large-scale processing capabilities are critical advantages. **YDDL's full-spectrum qualifications and capacity are unique in the local market.**

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BUSINESS GROWTH STRATEGIES INVESTMENT HIGHLIGHTS **INDUSTRY** FINANCIALS LEADERSHIP

COMPETITIVE LANDSCAPE: PEER ANALYSIS

COMPANY NAME	HQ LOCATION	MARKET CAP (USD)	REVENUE (USD, TTM)	PRIMARY BUSINESS	SCALE DIFFERENCE
Sims Limited (SGM)	Australia	$2.02B	$4.85B	Ferrous / non-ferrous recycling & e-waste	~90x revenue
Umicore (UMI)	Belgium	$3.52B	$17.5B	Battery materials, previous metals, recycling, catalysts	~70x revenue
Aurubis AG	Germany	$3.0B	$18B	Copper smelting + multimetal recycling	~370x revenue
One and One (YDDL)	Philippines	~$282M	$53.5M	Scrap metal recycling (copper-focused)	1x (baseline)

YDDL DIFFERENTIATION vs. PEERS

UNIQUE REGULATORY MOAT

We're currently the only NASDAQ-listed recycler with a Philippines hazardous waste import license

SHOWCASING HIGH GROWTH

H1 2025 (unaudited) revenue +50.7% YoY

ASIA-PACIFIC FOCUS

Direct exposure to the fastest-growing copper consumption region in the world.

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LEADERSHIP FINANCIALS INDUSTRY INVESTMENT HIGHLIGHTS GROWTH STRATEGIES BUSINESS 15 15 ENVIRONMENTAL & ECONOMIC BENEFITS OF METAL RECYCLING Source: Bureau of International Recycling (BIR) ENERGY SAVINGS FROM METAL RECYCLING RESOURCE CONSERVATION ADDITIONAL BENEFITS TO RECYCLING IRON Reduces water pollution by 76% and air pollution by 86% Reduces mining waste by 97% and landfill space usage 95% less energy compared to virgin materials Aluminum 85% energy savings, reduces CO₂ emissions by 65% Copper 74% less energy, 90% less virgin material Iron Saves 8 tons bauxite, 14,000 kWh energy, 40 barrels oil/ton Aluminum Saves 1100kg iron ore, 630kg coal, 55kg limestone/ton Steel

LEADERSHIP FINANCIALS INDUSTRY INVESTMENT HIGHLIGHTS GROWTH STRATEGIES BUSINESS 16 FINANCIAL BREAKDOWN All figures in USD millions, unaudited as of June 30, 2025 $18.7 $4.1 $2.4 $28.1 $7.1 $3.8 $0 $5 $10 $15 $20 $25 $30 Total Revenue Gross Profit Net Income Millions H1 2024 H1 2025 51 % YoY 74 % YoY 60 % YoY 0 BALANCE SHEET HIGHLIGHTS ~$ 50 M TOTAL ASSETS ~$ 25 .3 M SHAREHOLDERS EQUITY ZERO INTEREST - BEARING DEBT ~$ 11 .5 M IPO GROSS PROCEEDS

LEADERSHIP FINANCIALS INDUSTRY INVESTMENT HIGHLIGHTS GROWTH STRATEGIES BUSINESS 17 FINANCIAL BREAKDOWN: ANNUAL All figures in USD millions, audited as of December 31, 2024 $41.27 $53.46 $0 $10 $20 $30 $40 $50 $60 FY 2023 FY 2024 Millions $8.88 $10.57 $8 $9 $10 $11 FY 2023 FY 2024 Millions $7.26 $8.09 $6.0 $7.0 $8.0 $9.0 FY 2023 FY 2024 Millions $5.57 $6.48 $5.0 $5.5 $6.0 $6.5 $7.0 FY 2023 FY 2024 Millions REVENUES GROSS PROFIT OPERATING INCOME NET INCOME

18 LEADERSHIP FINANCIALS INDUSTRY INVESTMENT HIGHLIGHTS GROWTH STRATEGIES BUSINESS OUR DEDICATED TEAM MANAGEMENT Huajun Yan Chief Operating Officer & Director Mr . Yan has been our Chief Operating Officer since our incorporation . He led the management of the company, setting and achieving the company’s business goals, ensuring the stability of the supply and the safety of production operations . His work included budget management, team management, business development and sales, R&D, and product quality assurance and delivery . Mr . Yan is vice president of the Jiangsu Chamber of Commerce and Industry in the Philippines . He earned a master’s degree in economics in Kiel University in 2006 , and a bachelor’s degree in accounting from Nanjing University in 2003 . Chun Kit Wong Chief Financial Officer Mr . Wong is our Chief Financial Officer . Mr . Wong is responsible for providing leadership, direction and management of the finance and accounting team, and advising on long - term business and financial planning . Mr . Wong has been the head of corporate finance at a Chinese real estate enterprise since June 2023 , specializing in corporate finance, M&A and compliance matters . During March 2021 to June 2023 , Mr . Wong was the vice president of Guosen Securities (HK) Capital Company Limited . Prior to that, Mr . Wong was the vice president of HeungKong Capital Limited during May 2017 to March 2021 . Mr . Wong is a member of the Hong Kong Institute of Certified Public Accountants since 2016 . He graduated from Hong Kong Baptist University in accountancy with a bachelor’s degree in Commerce in 2011 . Tina Yan Chief Executive Officer, Director and Chair of the Board Ms. Yan has been our Chief Executive Officer, Director and Chairman of the Board of Directors since our incorporation. She was fully responsible for the operation and management of the whole business. She was an active entrepreneur with extensive experience in conducting business operations in China. Ms. Caifen Yan has been appointed as the president of the Jiangsu Chamber of Commerce and Industry in the Philippines since 2024, she is also the vice president of Zhejiang Chamber of Commerce in the Philippines and director of Manufacturers’ Association Bulacan. 18 Note: Refer to the offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid, and there is a risk of loss.

19 LEADERSHIP FINANCIALS INDUSTRY INVESTMENT HIGHLIGHTS GROWTH STRATEGIES BUSINESS Han (Francis) Zhang Independent Non - Executive Director Mr . Zhang is our independent director . Mr . Zhang was the Chief Financial Officer and Director of Jiuzi Holdings Inc (Nasdaq : JZXN) from August 2020 to August 2024 . Prior to joining Jiuzi Holdings, Inc . , he served as the Executive Director of Shanghai Qianzhe Consulting Co . , Ltd, where he was mainly responsible for overseas M&A projects, and follow - on investments and management of newly formed financial holding groups . Mr . Zhang earned an MBA degree from the University of Birmingham in 2005 , a Master of Science in Finance with honors from Leeds Metropolitan University in 2004 , and a Bachelor’s Degree in Economy from Zhejiang University of Technology in 2003 . Samuel U. Lee Independent Non - Executive Director Mr . Lee is our independent director . Mr . Lee has served as the chairman of the board of Travellers Insurance & Surety Corporation since 2013 . He is also the chairman and chief executive officer of the Premier Life and General Assurance Corporation, and chairman of Cedar Rapids Insurance and Reinsurance . Mr . Lee received his bachelor’s degree of Science in Mechanical Engineering from De La Salle University in 1981 . J ehn Ming Lim Independent Non - Executive Director Mr . Lim is our independent director . Mr . Lim has extensive experience in auditing and advisory for companies listed in the United States . He has been engaging in this profession for more than 20 years, and is familiar with the SEC regulations and listing rules, as well as US GAAP . He is currently the Chief Financial Officer of Kandi Technologies, Corp . that is an electric vehicle and battery manufacturer listed in Nasdaq (NASDAQ GS : KNDI), as well as the Independent Director of Jiuzi Holdings, Inc . (NASDAQ : JZXN) . Prior to that, he served as the Chief Financial Officer of Takung Art Co . , Ltd . (NYSE MKT : TKAT) from 2019 to 2020 . He received his Bachelor’s degree of Economics & Accounting from University of California, Santa Barbara in 2004 . 19 OUR DEDICATED TEAM BOARD OF DIRECTORS

BUSINESS GROWTH STRATEGIES INVESTMENT HIGHLIGHTS INDUSTRY FINANCIALS LEADERSHIP

COMMITTED TO ESG LEADERSHIP

We hold the strong belief that environmental, social, and governance ("ESG") leadership is essential to the success of our business model.

ENVIRONMENT

- Our vision is to be the world's leading sustainable and globally pre-eminent resource recovery company.
- Our goal is to provide sustainable and safe solutions and technologies to address the global hazardous waste challenge.
- We are committed to contributing to the global "green energy" transition and the movement toward a zero-carbon economy.

SOCIAL

- We prioritize the safety of our employees, suppliers, contractors, and visitors, striving for a "zero-harm" workplace.
- We ensure compliance with all applicable occupational health and safety laws, regulations, and standards in the jurisdictions where we operate.
- We provide social insurance & in-depth training to our employees on health, safety, and environmental requirements. We also equip all the machinery with safety instructions and allocate time to practice emergency procedures.

GOVERNANCE

- Our corporate culture is rooted in fairness, ethics, diversity, and performance orientation. Upon onboarding, our new employees will be introduced to our vision and core values that we expect all staff to uphold. These principles are underpinned by a business-wide Code of Conduct and Ethics supported by appropriate training programs.
- We plan to establish an audit committee, a compensation committee, and a nominating and corporate governance committee in the near future.

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CONTACT US Investor Relations Contact Strategic Investor Relations, LLC Matthew Abenante 347.947.2093 matthew@strategic - ir.com Company Contact +63 919 - 0785532 tinayan@onepgti.com ONE AND ONE GREEN TECHNOLOGIES. INC